UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

SIRVA, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

82967Y 10 4

(CUSIP Number)

November 24, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82967Y 10 4		Page 2 of 12 Pages

1.	Names of Reporting Persons. Clayton, Dubilier & Rice Fund V Limited Partnership I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 27,697,466(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 27,697,466(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,697,466(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 39.3%(2)

12.	Type of Reporting Person (See Instructions) PN

(1)   See Item 4(c), below.

(2)   Based on 70,446,150 shares outstanding.

CUSIP No. 82967Y 10 4	Page 3 of 12 Pages

1.	Names of Reporting Persons. CD&R Associates V Limited Partnership I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 27,697,466(1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 27,697,466(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,697,466(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 39.3%(2)

12.	Type of Reporting Person (See Instructions) PN

(1)   See Item 4(c), below.

(2)   Based on 70,446,150 shares outstanding.

CUSIP No. 82967Y 10 4	Page 4 of 12 Pages

1.	Names of Reporting Persons. CD&R Investment Associates II, Inc. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 27,697,466(1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 27,697,466(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,697,466(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 39.3%(2)

12.	Type of Reporting Person (See Instructions) CO

(1)   See Item 4(c), below.

(2)   Based on 70,446,150 shares outstanding.

CUSIP No. 82967Y 10 4	Page 5 of 12 Pages

1.	Names of Reporting Persons. Clayton, Dubilier & Rice Fund VI Limited Partnership I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 11,513,700(3)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 11,513,700(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,513,700(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.3%(2)

12.	Type of Reporting Person (See Instructions) PN

(3)   See Item 4(c), below.

(2)   Based on 70,446,150 shares outstanding.

CUSIP No. 82967Y 10 4	Page 6 of 12 Pages

1.	Names of Reporting Persons. CD&R Associates VI Limited Partnership I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 11,513,700(3)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 11,513,700(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,513,700(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.3%(2)

12.	Type of Reporting Person (See Instructions) PN

(3)   See Item 4(c), below.

(2)   Based on 70,446,150 shares outstanding.

CUSIP No. 82967Y 10 4	Page 7 of 12 Pages

1.	Names of Reporting Persons. CD&R Investment Associates VI, Inc. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 11,513,700(3)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 11,513,700(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,513,700(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.3%(2)

12.	Type of Reporting Person (See Instructions) CO

(3)   See Item 4(c), below.

(2)   Based on 70,446,150 shares outstanding.

Item 1.
	(a)	Name of Issuer SIRVA, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 700 Oakmont Lane Westmont, Illinois 60559

Item 2.
(a)

Name of Person Filing:
Clayton, Dubilier & Rice Fund V Limited Partnership (“Fund V”)

CD&R Associates V Limited Partnership (“Associates V LP”)

CD&R Investment Associates II, Inc. (“Investment Associates II”)

Clayton, Dubilier & Rice Fund VI Limited Partnership (“Fund VI”)

CD&R Associates VI Limited Partnership (“Associates VI LP”)

CD&R Investment Associates VI, Inc. (“Investment Associates VI”, each of Fund V, Associates V LP, Investment Associates II, Fund VI, Associates VI LP and Investment Associates VI, a “Reporting Person” and together, the “Reporting Persons”)

	(b)	Address of Principal Business Office or, if none, Residence: The principal business office of each of the Reporting Persons is located at 1403 Foulk Road, Suite 106, Wilmington, Delaware 19803.
	(c)	Citizenship: Fund V—Cayman Islands Associates V LP—Cayman Islands Investment Associates II—Cayman Islands Fund VI—Cayman Islands Associates VI LP—Cayman Islands Investment Associates VI—Cayman Islands
	(d)	Title of Class of Securities: Common Stock, par value $0.01 per share, of the issuer
	(e)	CUSIP Number: 82967Y 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See below.
	(b)	Percent of class: See below.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of

As of the date of this report, each of the Reporting Persons owned of record the number and percentage of issued and outstanding shares(2) of common stock of SIRVA, Inc. (the “Shares”) listed opposite its name:

	Amount Owned of Record	Percent of Class
Fund V	27,697,466 shares	39.3%
Associates V LP	0 shares	0%
Investment Associates II	0 shares	0%
Fund VI	11,513,700 shares	16.3%
Associates VI LP	0 shares	0%
Investment Associates VI	0 shares	0%

(A)          Fund V is a private investment fund.  Associates V LP is the general partner of Fund V.  Investment Associates II is the managing general partner of Associates V LP.

(B)           By virtue of its position as a general partner of Fund V, Associates V LP may be deemed to be a beneficial owner of all of the Shares of which Fund V has beneficial ownership.

(C)           By virtue of its position as the managing general partner of Associates V LP, Investment Associates II may be deemed to be the beneficial owner of all of the Shares of which Fund V has beneficial ownership.

(D)          Fund VI is a private investment fund.  Associates VI LP is the general partner of Fund VI.  Investment Associates VI is the general partner of Associates VI LP.

(E)           By virtue of its position as general partner of Fund VI, Associates VI LP may be deemed to be the beneficial owner of all of the shares of which Fund VI has beneficial ownership.

(F)           By virtue of its position as general partner of Associates VI LP, Investment Associates VI may be deemed to be the beneficial owner of all of the shares of which Fund VI has beneficial ownership.

(G)           Fund V, Associates V LP and Investment Associates II may be deemed to share the power to vote or to direct the vote and to dispose or direct the disposition of the 27,697,466 Shares, or 39.3% of the issued and outstanding Shares, held by Fund V.

(H)          Fund VI, Associates VI LP and Investment Associates VI may be deemed to share the power to vote or to direct the vote and to dispose or direct the disposition of the 11,513,700 Shares, or 16.3% of the issued and outstanding Shares, held by Fund VI.

(I)            Each of Associates V LP and Investment Associates II expressly disclaims beneficial ownership of all of the Shares owned by Fund V and Fund VI.

(2)   Based on 70,446,150 shares outstanding.

(J)            Each of Associates VI LP and Investment Associates VI expressly disclaims beneficial ownership of all of the Shares owned by Fund VI and Fund V.

(K)          Each of Fund V and Fund VI expressly disclaims beneficial ownership of the Shares owned by the other.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit 1 attached hereto.

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004	CLAYTON, DUBILIER & RICE FUND V LIMITED PARTNERSHIP

By: CD&R Associates V Limited Partnership, its general partner

By: CD&R Investment Associates II, Inc., its managing general partner

		By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President and Treasurer

Date: February 13, 2004	CD&R ASSOCIATES V LIMITED PARTNERSHIP

By: CD&R Investment Associates II, Inc., its managing general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President and Treasurer

Date: February 13, 2004	CD&R INVESTMENT ASSOCIATES II INC.

	By:		/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President and Treasurer

Date: February 13, 2004	CLAYTON, DUBILIER & RICE FUND VI LIMITED PARTNERSHIP

By: CD&R Associates VI Limited Partnership, its general partner

By: CD&R Investment Associates VI, Inc., its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President and Treasurer

Date: February 13, 2004	CD&R ASSOCIATES VI LIMITED PARTNERSHIP

By: CD&R Investment Associates VI, Inc., Its managing general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President and Treasurer

Date: February 13, 2004	CD&R INVESTMENT ASSOCIATES VI, INC.

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President and Treasurer